UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)

OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-192953

Sundance Energy Australia Limited

(Exact name of registrant as specified in its charter)

633 17th Street, Suite 1950

Denver, CO 80202

Tel: (303) 543-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, no par value(1)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)(2)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

(1)         Pursuant to Rule 15d-3 there was no duty to file reports under section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the American Depositary shares of Sundance Energy Australia Limited registered on Form F-6.

(2)         The registrant is filing this Form 15F in reliance on a no-action letter issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on May 7, 2014 addressing the registrant’s ability to rely on Rule 12h-6 to suspend and terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended.

PART I

Item 1. Exchange Act Reporting History

A. Sundance Energy Australia Limited (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 20, 2014, the date on which its Registration Statement No. 333-192953 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), was declared effective by the Securities and Exchange Commission (the “Commission”).

B. Due to market conditions, the Registrant determined not to proceed with the initial public offering contemplated by the Registration Statement.  No securities were sold in connection with the offering described in the Registration Statement, and the Registration Statement was withdrawn effective April 18, 2014.  Prior to the effective date of the Registration Statement, the Registrant was exempt from registration under Section 12(g) of the Exchange Act pursuant to Exchange Act Rule 12g3-2(a), and it currently continues to have fewer than 300 U.S. resident holders as required by Rule 12g3-2(a).

In connection with the foregoing, the Registrant is relying on a no-action letter issued by the staff of the Division of Corporation Finance of the Commission on May 7, 2014, addressing the Registrant’s ability to rely on Rule 12h-6 to suspend and terminate its reporting obligations under Section 15(d) of the Securities Exchange, notwithstanding the fact that the Registrant has not been a reporting company for a period of 12 months and has not filed at least one annual report.

Item 2. Recent United States Market Activity

The Registrant’s securities have not been sold in the United States in a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its ordinary shares on the Australian Stock Exchange (the “ASX”) in Sydney, Australia. The ASX constitutes the primary trading market for the Registrant’s ordinary shares, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Registrant’s ordinary shares were initially listed on the ASX in April 2005. The Registrant has maintained the listing of its ordinary shares on the ASX since that date, including during the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s ordinary shares that occurred in Australia on the ASX for the 12-month period from May 1, 2013 to April 30, 2014 (both dates inclusive) was approximately 97.6% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of April 22, 2014, there were 34 record holders of the Registrant’s ordinary shares who were United States residents.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Registrant is publishing simultaneously with the filing of this Form 15F a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act by means of a press release dated May 12, 2014 distributed through a major financial news wire services in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish any information required under Rule 12g3-2(b)(1)(iii) on its website at www.sundanceenergy.net.

PART III

Item 10. Exhibits

Exhibit No.	Description

99.1	Press release dated May 12, 2014 (as referred to in Item 7 of this Form 15F)

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)         The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)         Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)         It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sundance Energy Australia Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sundance Energy Australia Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: May 12, 2014

Sundance Energy Australia Limited

By:	/s/ Cathy L. Anderson
Name: Cathy L. Anderson
Title: Chief Financial Officer